                                                                   EXHIBIT 2.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE OFFER YOU SHOULD CONSULT A PERSON AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986 WHO SPECIALISES IN ADVISING ON THE SALE OF SHARES AND DEBENTURES.

If you have sold or otherwise transferred all your ordinary shares in Sheffield Forgemasters Group Limited, please hand this document, together with the accompanying Form of Acceptance and other documents, as soon as possible to the purchaser or the transferee or to the agent through whom you made the sale or transfer, for transmission to the purchaser or transferee. Alternatively, please call Mr K R Innocent (tel: 01709 828233) and tell him who owns the shares now.

--------------------------------------------------------------------------------


                               RECOMMENDED OFFER

                                       by

                            ATCHISON CASTING UK LTD

                                      for

                     SHEFFIELD FORGEMASTERS GROUP LIMITED


--------------------------------------------------------------------------------

The terms of the Offer are recommended by all of the directors of Sheffield Forgemasters Group Limited. A letter of recommendation from the Chairman of Sheffield Forgemasters Group Limited is set out on pages 4 to 6 of this document.

ACCEPTANCES SHOULD BE DESPATCHED AS SOON AS POSSIBLE, BUT IN ANY EVENT SO AS TO BE RECEIVED NOT LATER THAN 3-00 PM ON 30 APRIL 1998 (OR SUCH LATER TIME AND/OR DATE AS ATCHISON MAY DETERMINE) WHICH IS THE TIME AND DATE WHEN THE OFFER CLOSES. The procedure for acceptance is set out on page 10 of this document.

This document is issued to the recipients of the Offer this 6th day of April
1998.

                                       CONTENTS

                                                                         PAGE
Summary of the Offer                                                       3

Letter of recommendation from the chairman of SFG                          4

Letter from Atchison                                                       7

1    Introduction                                                          7

2    Recommendation                                                        7

3    Information on Atchison and Atchison                                  7
     Casting Corporation and background to the Offer

4    The Offer                                                             8

5    Conditions of the Offer                                               9

6    Procedure for acceptance                                             10

7    Settlement                                                           10

8    Further information                                                  11

Appendix I     Further terms and conditions of the Offer                  12

Appendix II    Additional information                                     19

Definitions                                                               24

                             SUMMARY OF THE OFFER

Atchison Casting UK Limited is offering to buy the issued share capital which it has not already agreed to acquire of Sheffield Forgemasters Group Limited.

The Offer is, for each SFG Ordinary Share:

-    an initial payment of 43.31 pence in cash; and

- a further possible payment depending on the amount of additional consideration (if any) received by the SFG Group in respect of the Aerospace Transaction.

For example:

A shareholder currently holding 100 SFG Ordinary Shares who accepts the Offer will receive a payment of L43.31 in cash. He may also receive a further cash payment at a later date - there are NO guarantees as to the amount or timing of this.

Should you accept the Offer, your cheque in respect of the initial payment for your SFG Ordinary Shares will be posted to you within 14 days of the Offer becoming or being declared unconditional in all respects (or, if later, within 14 days of your acceptance), provided that your share certificate has been received.

The board of directors of SFG is unanimously recommending acceptance of the Offer.

                        SHEFFIELD FORGEMASTERS GROUP LIMITED
                       (REGISTERED IN ENGLAND NUMBER 3120721)
    REGISTERED OFFICE: THE OLD RECTORY, SCHOOL HILL, WHISTON, ROTHERHAM S60 1QR

DIRECTORS:
S M Wallis (chairman)
M A Brand
D Fletcher
F Fitzgerald CBE
C McCann
R E Winckles
                                                                 6th April 1998
TO SFG SHAREHOLDERS

Dear shareholder,

RECOMMENDED OFFER BY ATCHISON

This document contains an offer by Atchison for the entire issued share capital of SFG (except for those shares that Atchison has already agreed to acquire). This letter sets out the background to the Offer and explains why your Board, which has been so advised by SG Hambros, considers the terms of the Offer to be fair and reasonable and is unanimously recommending acceptance of the Offer.

THE OFFER

The Offer by Atchison, which is subject to the terms and further conditions set out in this document, is made on the following basis:

For every SFG Ordinary Share:

-    an initial payment of 43.31 pence; and

- a further possible payment, depending on the level of the ultimate sale proceeds from the Aerospace Transaction.

Atchison's obligation to make the further payment is secured by the Letter of Credit.

Further details of the Offer (including the basis of any further payment and details of the payment arrangements) are given in the letter from Atchison as set out on pages 7 to 11 of this document. This also explains the procedure for acceptance of the Offer.

BACKGROUND

The SFG Group completed the Aerospace Transaction on 6 February 1998. Under the sale arrangements, the SFG Group received an initial payment of L67.5 million, L3 million of which is being held as a retention. To the extent that the aggregate net assets acquired pursuant to the

Aerospace Transaction are above or below L22,513,000, the price for the Aerospace Transaction increases or decreases on a pound for pound basis accordingly. The Aerospace Agreement contains detailed provisions dealing with the basis and preparation of Completion Accounts to verify such net assets. The Completion Accounts have not yet been finalised, but based on the draft accounts provided to the Board by Allegheny Teledyne Incorporated it is expected that the SFG Group will receive the full retention of L3 million plus an additional payment from Allegheny.

The Offer has been structured to pass the benefit of the release of the retention and any such additional payment to SFG Shareholders. Accordingly, the Committee (comprising of three representatives of the current SFG Shareholders) will have absolute authority, inter alia, to negotiate and finalise the Completion Accounts on behalf of the SFG Group (including, where appropriate, to take legal proceedings) and agree with Atchison the amount (if any) of the additional consideration to be paid to SFG Shareholders under the Offer.

MANAGEMENT AND EMPLOYEES

The Atchison Board has confirmed that the existing employment rights, including pension rights, of the management and employees of the SFG Group will be fully safeguarded and it has confirmed that it is the intention of Atchison to develop the SFG Group's businesses as an important part of the Atchison Group.

Once the Offer becomes or is declared unconditional in all respects I and the remaining members of the Board, save for David Fletcher, will resign.

IRREVOCABLE UNDERTAKINGS

The directors, certain members of our families and related interests together with other SFG Shareholders (including the NatWest Funds and the Schroder Funds) have irrevocably undertaken to accept the Offer in respect of a total of at least 58,857,680 SFG Ordinary Shares (representing approximately 77.73 per cent of the issued SFG Ordinary Share capital to which the Offer relates).

THE EXCHANGE AGREEMENT AND THE DEED OF WARRANTY AND UNDERTAKING

Pursuant to the Exchange Agreement, David Fletcher and certain senior managers of the SFG Group and members of their families have agreed to sell a proportion of their holdings of SFG Ordinary Shares (representing, in aggregate, 1.64 per cent of the issued share capital of SFG) in return for the issue to them of new ordinary shares in Atchison, representing, in aggregate, approximately 5 per cent of the issued share capital of Atchison following the Offer (instead of the initial payment of consideration to which they would have otherwise been entitled under the Offer) plus a cash payment equal to the additional payment per SFG Ordinary Share that is subsequently paid to SFG Shareholders under the Offer. Further details of the Exchange Agreement are contained in paragraph 4 of Appendix II of this document.

Under the Deed of Warranty and Undertaking, David Fletcher, Malcolm Brand and Phillip Wright (a former director of SFG) have agreed to give certain warranties to Atchison regarding the business and assets of the SFG Group and Atchison has agreed to the Committee finalising and agreeing the Completion Accounts and, where appropriate, taking legal proceedings. Further details of the Deed of Warranty and Undertaking are contained in paragraph 5 of Appendix II of this document.

Save for the Exchange Agreement and Deed of Warranty and Undertaking, the directors do not have any material interest in any contract entered into by any member of the Atchison Group.

ADDITIONAL INFORMATION

A copy of the latest published audited accounts for SFG, being those to 31 March 1997, is enclosed. Since the date to which such accounts were prepared SFG has entered into the Aerospace Transaction, redeemed 113,385,528 preferred ordinary shares of 30 pence and repaid its term loan in the principal sum of L35 million from the Bank of Scotland. The prospects for SFG during the current financial year have been adversely affected by the strength of sterling.

Save as set out above, there has been no material change in the financial position or prospects of SFG since 31 March 1997, being the date to which the last audited accounts were prepared.

Details of the directors' interests (if any) in the shares of SFG and Atchison are set out in paragraph 2(i) of Appendix II of this document.

Your attention is drawn to the contents of the remainder of this document.

RECOMMENDATION

THE DIRECTORS OF SFG, WHO HAVE BEEN SO ADVISED BY SG HAMBROS, CONSIDER THE TERMS OF THE OFFER TO BE FAIR AND REASONABLE. IN PROVIDING ADVICE TO THE DIRECTORS, SG HAMBROS HAS TAKEN ACCOUNT OF THE DIRECTORS' COMMERCIAL ASSESSMENTS.

THE DIRECTORS UNANIMOUSLY RECOMMEND ALL SFG SHAREHOLDERS TO ACCEPT THE OFFER.

Yours faithfully

/s/ Stuart M Wallis

Stuart M Wallis
CHAIRMAN
FOR AND ON BEHALF OF THE
BOARD OF SHEFFIELD FORGEMASTERS GROUP LIMITED

                           ATCHISON CASTING UK LTD
                          REGISTERED NUMBER: 3514183
        REGISTERED OFFICE: KINGS COURT, 12 KING STREET, LEEDS LS1 2HL

DIRECTORS:
Hugh H Aiken
Kevin T McDermed
Philip S Barrett


                                                                 6th April 1998
TO SFG SHAREHOLDERS

Dear Sir or Madam,

RECOMMENDED OFFER FOR SFG

1    INTRODUCTION

     Atchison has decided to make an offer for all the SFG Ordinary Shares which it has not already contracted to acquire pursuant to the Exchange Agreement. This document contains the Offer. A Form of Acceptance to be used in connection with the Offer is enclosed.

2    RECOMMENDATION

     Your attention is drawn to the letter from your Chairman on pages 4 to 6 of this document in which it is stated that the directors of SFG unanimously recommend SFG Shareholders to accept the Offer.

3    INFORMATION ON ATCHISON AND BACKGROUND TO THE OFFER

     Atchison is a newly formed company acquired by the Atchison Group for the purpose of making the Offer. It is a wholly owned subsidiary of Atchison Casting Corporation. It has not traded and has not prepared any accounts for any period. The issued share capital of Atchison is L10.45 million.

     Atchison Casting Corporation was formed in 1991 and is based in Atchison, Kansas, USA and is the holding company for the Atchison Group. The Atchison Group is a manufacturer of iron, steel and nonferrous castings in a wide range of sizes and alloys. The Atchison Group currently employs more than 3,000 people and serves more than 400 customers. It is estimated that annual sales for the current fiscal year will exceed $300 million. Atchison Casting Corporation's shares are traded on the New York Stock Exchange.

     As the foundry and casting industries consolidate, the strategy of the Atchison Group has been to buy foundries, die casters, forges and machine shops and to sponsor and encourage the introduction of technology for the design and production of cast and forged components which are lighter, stronger and more efficient.

     To date, the Atchison Group has acquired 15 foundries and die casters, with five machine shops, in the United States and Canada. The acquisition of SFG will expand the Atchison Group's product range into forgings and ingot and into rolls for steel, aluminium, paper and plastic processing. The acquisition will also increase the range of casting size which the Atchison Group can deliver at the top end of the market. The skilled workforce and experienced technical staff in the SFG Group are a very important part of the acquisition, and will bring a wealth of knowledge to the Atchison Group which it is hoped will enhance its position within the foundry and casting industries. Atchison hopes that SFG will be a springboard into other international markets for the Atchison Group, which up to now has operated primarily in the United States and Canada.

4    THE OFFER

     Atchison offers to acquire, on the terms and subject to the conditions set out in this document and in the Form of Acceptance, all the SFG Ordinary Shares (other than those which it has contracted to acquire pursuant to the Exchange Agreement) on the following basis:

     For each SFG Ordinary Share:

     -    an initial payment of 43.31 pence in cash; and

     - a further payment depending on the amount of the Aerospace Additional Payment (the "ADDITIONAL CONSIDERATION").

     The aggregate initial payment due to each SFG Shareholder will be rounded down to the nearest whole penny.

     The Additional Consideration per SFG Ordinary Share shall be a pro rata amount (based on the number of SFG Ordinary Shares in issue as at the date of this document) of the aggregate of:

     -    an amount equal to the Aerospace Additional Payment

     PLUS

     - an amount equal to any interest which shall have accrued on the Aerospace Additional Payment from the date of payment or discharge to the SFG Group (or as it may otherwise direct) and the date preceding the day when the Additional Consideration is paid to SFG Shareholders

     LESS

     - an amount equal to the bank charges properly and reasonably incurred by the

          Atchison Group in connection with the issue of the Letter of Credit as agreed by the Committee in its sole discretion (such agreement not to be unreasonably withheld or delayed)

     LESS

     - an amount equal to all external costs, fees and expenses incurred by the SFG Group in relation to the Offer, the Aerospace Transaction or related matters which are agreed by the Committee in its sole discretion

     LESS

     - an amount equal to all external costs, fees and expenses incurred by SFL and/or the Committee in the agreement and determination of the Completion Accounts and recovery of the Aerospace Additional Payment and/or the Additional Consideration (including those of the Security and Payment Agent) as agreed by the Committee in its sole discretion

     LESS

     - an amount equal to the stamp duty payable by Atchison in respect of the Additional Consideration.

     Any Additional Consideration will be paid to the Security and Payment Agent for distribution to SFG Shareholders on or before the date which is seven days after the later of the date which is seven weeks from the date when the Offer becomes or is declared unconditional in all respects and the date upon which payment or discharge of the Aerospace Additional Payment to the SFG Group (or as it may otherwise direct) is made in accordance with the terms of the Aerospace Agreement and the CTS Agreement.

     Harris Trust and Savings Bank in Chicago, the United States has issued the Letter of Credit to the Security and Payment Agent for the benefit of all SFG Shareholders as at the date of this document such that in the event that Atchison does not pay the Additional Consideration and/or the cash due under the Exchange Agreement within seven days of its due date, the Bank will (subject to the terms of the Letter of Credit) make such payment to the Security and Payment Agent on behalf of the relevant SFG Shareholders, up to a maximum amount of L9,000,000 in aggregate.

     The Committee shall, in its sole discretion, authorise the Security and Payment Agent to draw on the Letter of Credit in the event of any such non-payment.

5    CONDITIONS OF THE OFFER

     The Offer is subject to valid acceptances being received on or before 3-00 pm on 30 April 1998 (or such later time(s) and date(s) as Atchison may decide) in respect of such number of SFG Ordinary Shares so that (when added to any SFG Ordinary Shares acquired or contracted to be acquired by Atchison whether before or after the date of this document otherwise than pursuant to the Offer (but excluding those contracted to be acquired pursuant to the Exchange Agreement)) Atchison owns or controls not less than 90 per cent (or such lesser percentage as Atchison may decide) of the SFG Ordinary Shares to which the Offer relates, provided that this condition will not be satisfied unless Atchison shall have acquired or agreed to acquire, pursuant to the Offer or otherwise, SFG Ordinary Shares carrying more than 50 per cent of the votes exercisable in general meetings of SFG and attributable to the equity share capital of SFG.

     Further terms and conditions of the Offer are set out in Appendix I to this document and in the Form of Acceptance.

6    PROCEDURE FOR ACCEPTANCE

     To accept the Offer you must complete and sign the Form of Acceptance in accordance with the instructions contained in it.

     THE FORM OF ACCEPTANCE, DULY COMPLETED AND SIGNED, SHOULD BE RETURNED, TOGETHER WITH THE RELATIVE SHARE CERTIFICATE(s) AND/OR OTHER DOCUMENT(s) OF TITLE, TO MR K R INNOCENT AT SHEFFIELD FORGEMASTERS LIMITED, PO BOX 61, 6 TWELVE O'CLOCK COURT, ATTERCLIFFE ROAD, SHEFFIELD, S4 7RE SO AS TO ARRIVE AS SOON AS POSSIBLE, BUT IN ANY EVENT NOT LATER THAN 3-00 PM ON 30 APRIL 1998. A REPLY PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

     Even if your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, you should nevertheless complete, sign and return the Form of Acceptance as indicated above.
     The share certificate(s) and/or other document(s) of title should be forwarded as soon as possible afterwards. Although no cash payments will be made until such document(s), or a satisfactory indemnity in lieu of it/them, is/are received, Atchison reserves the right to treat acceptances of the Offer as valid, even though not complete in all respects or not accompanied by the relative share certificate(s) and/or other document(s) of title.

     If you are in any doubt as to how to fill in the Form of Acceptance, please telephone Mr K R Innocent on 01709 828233.

7    SETTLEMENT

     Subject to the Offer becoming or being declared unconditional in all respects, cheques for the initial cash consideration of 43.31 pence per SFG Ordinary Share will be despatched:

     (i) in the case of acceptances received, complete in all respects, by the date when the Offer becomes or is declared unconditional in all respects, within 14 days of such date; and

     (ii) in the case of acceptances received, complete in all respects, after such date but while the Offer remains open for acceptance, within 14 days of such receipt.

     Any Additional Consideration will be paid to the Security and Payment Agent for distribution to SFG Shareholders within seven days of the later of:

     (i) the date which is seven weeks from the date when the Offer becomes or is declared unconditional in all respect; and

     (ii) the date of payment or discharge of the Aerospace Additional Payment to the SFG Group (or as it may otherwise direct).

     All documents and remittances sent by or to SFG Shareholders (whether by Atchison or the Security and Payment Agent) will be sent at SFG Shareholders' risk and no acknowledgement of receipt will be given. If the Offer does not become unconditional in all respects, the Form of Acceptance, share certificate(s) and/or other document(s) of title will be sent by post within 14 days of the Offer lapsing or being withdrawn to the address set out in the Form of Acceptance or, if none is set out, to the shareholder's registered address (or, in the case of joint holdings, the registered address for the first-named holder).

8    FURTHER INFORMATION

     Your attention is drawn to the following appendices which form part of this document:

     Appendix I     Further terms and conditions of the Offer

     Appendix II    Additional information.

     Copies of the following documents are also enclosed and your attention is drawn to them:

     (i)  the audited accounts of SFG for the year ended 31 March 1997; and

     (ii) a letter from SG Hambros to the directors of SFG advising them that, in the view of SG Hambros, the terms of the Offer are fair and reasonable.


     Yours faithfully

     /s/ Hugh H Aiken

     Hugh H Aiken
     DIRECTOR
     FOR AND BEHALF OF THE
     BOARD OF ATCHISON CASTING UK LTD

                                   APPENDIX I
                   FURTHER TERMS AND CONDITIONS OF THE OFFER

1 The SFG Ordinary Shares will be acquired free from all liens, charges and encumbrances and together with all rights now or in the future attaching to the SFG Ordinary Shares, including the right to receive in full all dividends and other distributions (if any) declared, made or paid after the date of this document.

2 The Offer shall not be capable of becoming or being declared unconditional in all respects after 3-00 pm on 30 April 1998.

3 If the Offer becomes unconditional, it will remain open for acceptance until further notice and at least 14 days' notice will be given before it is closed.

4    Acceptances shall be irrevocable.

5 The instructions and authorities contained in this document and in the Form of Acceptance constitute part of the terms of the Offer.

6 The Offer and all acceptances of the Offer shall be governed by and construed in accordance with English law.

7 All references in this document and in the Form of Acceptance to 3-00 pm on 30 April 1998 shall (except where the context otherwise requires) be deemed, if the expiry time and date of the Offer is extended, to refer to the expiry time and date of the Offer as so extended.

8 Accidental omission to despatch this document and enclosures to, or any failure to receive it by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from SFG Shareholders (including those by the Security and Payment Agent) will be delivered by or sent to or from them (or their designated agents) at their risk.

9 All powers of attorney and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the SFG Shareholder concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971.

10 Without prejudice to the terms of the Form of Acceptance or of the provisions of this Appendix 1, each SFG Shareholder by whom, or on whose behalf, the Form of Acceptance is executed irrevocably represents and agrees to and with Atchison (so as to bind him, his personal representatives, heirs, successors and assigns) to the following effect:

     (i) that the execution of the Form of Acceptance constitutes an acceptance of the Offer in respect of the number of SFG Ordinary Shares inserted or deemed to be inserted in Box A of the Form of Acceptance, subject to the terms and conditions set out or referred to in this document and the Form of Acceptance;

     (ii) the SFG Ordinary Shares in respect of which the Offer is accepted or deemed to be accepted are sold free from all liens, charges, or encumbrances and together with all rights attaching to the SFG Ordinary Shares, including the right to receive all interest, dividends and other distributions declared, made or paid in the future;

     (iii) that the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms:

            (a) such SFG Shareholder's irrevocable consent to, and waiver of, all and any pre-emption rights affecting the transfer of any SFG Ordinary Shares to Atchison (whether pursuant to the articles of association of SFG or otherwise) or such other person as Atchison may direct (whether pursuant to the Offer or otherwise); and

            (b) the irrevocable appointment of any director of Atchison as such shareholder's attorney, and an irrevocable instruction to the attorney, on behalf of such shareholder and in his name to execute and complete all or any form(s) of transfer and/or other document(s) at the attorney's discretions in relation to the SFG Ordinary Shares referred to in sub-paragraph (i) above in favour of Atchison or such other person or persons as Atchison may direct; and to deliver such form(s) of transfer and/or other document(s) at the attorney's discretion, together with the certificate(s) and/or other document(s) relating to such SFG Ordinary Shares, for registration and to do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, such shareholder's acceptance of the Offer and his consent and waiver in accordance with sub-paragraph (a) above and to vest in Atchison or such person as it may direct such SFG Ordinary Shares;

     (iv) that the execution of the Form of Acceptance constitutes, subject to the Offer becoming or being declared unconditional in all respects in accordance with its terms, an irrevocable authority and request:

            (a) to SFG or its agents, to procure the registration of the transfer of the SFG Ordinary Shares pursuant to the Offer and the delivery of share certificate(s) in respect of the transfer of SFG Ordinary Shares to Atchison or as it may direct;

            (b) to Atchison, or its agents, to procure the despatch by post of a cheque for any cash to which an accepting shareholder is entitled, at the risk of such shareholder, to the address as set out in the appropriate place on the Form of Acceptance, or, if none is set out, to the first-named holder at his registered address;

     (v) that subject to the Offer becoming or being declared unconditional in all respects in accordance with its terms, Atchison shall be entitled, unless and until the Offer lapses, to direct the exercise of any votes attaching to any SFG Ordinary Shares in respect of which the Offer has been accepted or is deemed to have been accepted, and that the execution of the Form of Acceptance constitutes an authority to SFG from such shareholder to send any notice which may be required to be sent to him as a registered holder of SFG Ordinary Shares to Atchison at its registered office (or otherwise as it may direct), and an authority to any director of Atchison to sign any consent to short notice of a general meeting on his behalf and/or to execute a form of proxy in respect of such SFG Ordinary Shares appointing any person determined by Atchison to attend general meetings of SFG and to exercise the votes attaching to such SFG Ordinary Shares on his behalf, where relevant, such votes to be cast as Atchison may determine;

     (vi) that he will deliver to Mr K R Innocent at Sheffield Forgemasters Limited, PO Box 61, 6 Twelve O'Clock Court, Attercliffe Road, Sheffield, S4 7RE his share certificate(s) and/or other document(s) of title in respect of the SFG Ordinary Shares referred to in sub-paragraph (i) above, or an indemnity reasonably acceptable to Atchison in lieu of such share certificates, as soon as possible and in any event within six months of the Offer becoming or being declared unconditional in all respects;

     (vii) that the terms of paragraphs 10,11 and 12 of this Appendix I shall be deemed to be incorporated in and form part of the Form of Acceptance, which shall be read and construed accordingly;

     (viii) that he shall do all such acts and things as shall be necessary or expedient to vest in Atchison or its nominees the SFG Ordinary Shares in respect of which the Offer is accepted or deemed to be accepted;

     (ix) that he agrees to ratify each and every act or thing which may be done or effected by any director of Atchison and/or the Committee and/or the Security and Payment Agent in the proper and lawful exercise of any of the powers and/or authorities conferred on them by these terms and conditions;

     (x) that the execution of the Form of Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England; and

     (xi) that on execution the Form of Acceptance shall take effect as a deed.

11. Without prejudice to the terms of the Form of Acceptance or the other provisions of this Appendix 1, each SFG Shareholder by whom, or on whose behalf, a Form of Acceptance is executed, irrevocably warrants, represents and agrees to and with Atchison, the Committee and the Security and Payment Agent (so as to bind him, his personal representatives, heirs, successors and assigns) that the execution of the Form of Acceptance shall constitute, subject to the Offer becoming unconditional in respects:

     (i) an irrevocable authority to the Committee to exercise and carry out all discretions, authorities, powers and duties conferred on the Committee under or pursuant to this document and/or clause A9 of the Deed of Warranty and Undertaking, together with such discretions, authorities, rights and powers as are incidental to and in connection with such discretions, authorities, powers and duties;

     (ii)   an agreement that:

            (a) neither the Committee nor the Security and Payment Agent shall be obliged to take any proceedings against Atchison or any other person for the payment or recovery of any sum due under the Offer;

            (b) the Committee shall be entitled to rely on the advice of any professional advisers selected by it in connection with any claim or proceedings against Atchison and shall not be liable to the SFG Shareholders or any of them for any of the consequences of such reliance;

            (c) in performing its functions, the Committee shall act solely as the agent of (but not as trustee for) the SFG Shareholders and, in doing so, shall not assume and shall not be deemed to have assumed any obligation as trustee for or relationship of trust with or for the SFG Shareholders or any of them;

            (d) no member of the Committee shall be liable to the SFG Shareholders or any of them for any action taken or omitted to be taken by the Committee or in connection with this document or the provisions of clause A9 of the Deed of Warranty and Undertaking unless caused by its, his or their negligence or wilful misconduct;

            (e) all acts done by the Committee or by any person acting as a member of the Committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Committee or person so acting or that they or any of them were disqualified or had vacated office, be as valid and effectual as if each such member or person had been properly appointed and was qualified and had continued to be a member of the Committee;

            (f) the Committee shall, in its sole discretion, have absolute, unconditional and irrevocable authority in relation to the appointment of and instructions to the Security and Payment Agent (including, without limitation, the right to instruct the Security and Payment Agent to make a drawing upon or to cancel the Letter of Credit).

12. Without prejudice to the terms of the Form of Acceptance or the other provisions of this Appendix 1, each SFG Shareholder by whom, or on whose behalf, a Form of Acceptance is executed, irrevocably agrees to and with Atchison, the Committee and the Security and

     Payment Agent (so as to bind him, his personal representatives, heirs, successors and assigns) that the execution of the Form of Acceptance shall constitute, subject to the Offer becoming unconditional in all respects:

     (i) the appointment of the Security and Payment Agent to act as his agent with respect to the receipt and settlement of the whole or part of the consideration due under the Offer and the Letter of Credit and an irrevocable authority to the Security and Payment Agent on such SFG Shareholder's behalf to:

            (a) receive the consideration due under the Offer and/or the proceeds of any drawing under the Letter of Credit on behalf of such SFG Shareholder and to pay such consideration and/or proportionate share of such proceeds to such SFG Shareholder at his risk by cheque or such other form of payment as the Security and Payment Agent may, in its absolute discretion, decide;

          (b)    act as the beneficiary of the Letter of Credit;

          (c) in accordance with the instructions of the Committee (upon which the Security and Payment Agent shall be entitled to rely and shall be fully protected in so doing), to draw upon or cancel the Letter of Credit and to take all such steps for such purpose as the Security and Payment Agent may, in its absolute discretion, determine, provided that the Security and Payment Agent shall not make any drawing upon the Letter of Credit to the extent that the Security and Payment Agent has actually received an unconditional and irrevocable payment of cleared funds into the client account of Dibb Lupton Alsop held at National Westminster Bank plc, Sheffield, account number 58076 in respect of the obligations of Atchison which are covered by the Letter of Credit. (For the avoidance of doubt, if any such payment so received satisfies the obligations of Atchison which are covered by the Letter of Credit in part only, the Security and Payment Agent shall be entitled to draw upon the Letter of Credit to the extent of the then unsatisfied obligations);

     (ii) an acknowledgement that, in the exercise of any right or power provided for in this Appendix 1, the Security and Payment Agent shall act in accordance with the instructions of the Committee (subject to the provisions of Clause 12(i)(c)) or as this Appendix 1 may require and shall be fully protected in so doing, and in the absence of any such instructions and/or relevant requirement contained in this Appendix 1, the Security and Payment Agent may act or refrain from acting with respect to such right or power as it shall see fit;

     (iii) an acknowledgement and agreement that the relationship between the SFG Shareholders and the Security and Payment Agent is that of principal and agent and nothing herein shall constitute the Security and Payment Agent a trustee or fiduciary for such SFG Shareholder or any other person;

     (iv) an agreement that the Security and Payment Agent shall not be liable to the SFG

            Shareholders for any breach by Atchison of its obligations under the Offer or for any breach by the issuing bank of its obligations under the Letter of Credit;

     (v) an agreement that the Security and Payment Agent may act through its personnel and through agents selected by it with reasonable care (who shall be entitled to the same protections as those given to the Security and Payment Agent hereunder);

     (vi) an agreement and acknowledgement that the Security and Payment Agent shall not be required to ascertain or enquire as to the performance or observance by Atchison of the terms of the Offer and that nothing herein contained shall oblige the Security and Payment Agent to threaten, take or institute any legal action or any other proceedings on behalf of the SFG Shareholders and that, until the Security and Payment Agent shall have received instructions from the Committee to do so, it shall not be required to take any action to draw on or cancel the Letter of Credit;

     (vii) an agreement and acknowledgement that neither the Security and Payment Agent nor any of its officers, shareholders, employees or agents shall be liable to the SFG Shareholders for any action taken or omitted to be taken under or in connection with the Letter of Credit unless caused by its or their negligence or wilful misconduct;

     (viii) an agreement and acknowledgement that the Security and Payment Agent may rely on any communication or document reasonably believed by it to be genuine or correct;

     (ix) an agreement to indemnify the Security and Payment Agent on demand for any and all liabilities, losses, damages, penalties, actions, judgements, costs, expenses or disbursements of any kind whatsoever which may be imposed on, incurred by or asserted against the Security and Payment Agent or any of its officers, shareholders, employees or agents in any way relating to or arising out of its acting as such Security and Payment Agent or performing its duties in connection therewith or any action taken or omitted to be taken by such Security and Payment Agent thereunder including, without limitation, the normal administrative costs and expenses incidental to the performance of its agency duties hereunder (such indemnification by such SFG Shareholder shall be pro rata to his entitlement to the consideration payable under the Offer) and an authority to the Security and Payment Agent to deduct from any monies received by it on behalf of the SFG Shareholder and retain for its own benefit any and all amounts due under this paragraph or otherwise (together with any applicable value added or other tax); and

     (x) an agreement that the Security and Payment Agent may refrain from doing anything which would or might in its reasonable opinion:

            (a) be contrary to the law of any applicable jurisdiction or any applicable official directive; or

            (b)  render it liable to any person

            and may do anything which in its reasonable opinion (acting on legal advice) is necessary to comply with any such law or directive.

     Reference in this paragraph to SFG Shareholders shall include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this paragraph shall apply to them jointly and to each of them.

                                  APPENDIX II
                           ADDITIONAL INFORMATION

1    RESPONSIBILITY

     (i)    SFG

            The directors of SFG are responsible for the information contained in this document in so far as it relates to themselves or SFG. To the best of the knowledge and belief of the directors of SFG (having take all reasonable care to ensure that such is the case), such information is in accordance with the facts and no material fact has been omitted.

     (ii) ATCHISON

            The directors of Atchison are responsible for the information contained in this document in so far as it relates to themselves or Atchison. To the best of the knowledge and belief of the directors of Atchison (having taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and no material fact has been omitted.

2    DISCLOSURE OF INTERESTS

     (i)  SFG

            (a) The interests of the directors of SFG in the shares of SFG (as shown in the register of directors' interests maintained by SFG pursuant to section 325 of the Companies Act 1985) are as follows:

                 DIRECTOR     NO OF SFG ORDINARY SHARES IN WHICH INTERESTED
                 S M Wallis                   1,863,990

                 M A Brand                    2,012,500

                 D Fletcher                   2,068,045

                 C McCann                    (see below)

                 R K Winckles                (see below)

                 C McCann is a director of NatWest Equity Partners Limited, adviser to the NatWest Funds, and R K Winckles is a partner in Schroder Venture Advisers, adviser to the Schroder Funds in which they have respective economic interests and which own the following number of SFG Ordinary

                 Shares:

                 Schroder Funds               27,327,818
                 NatWest Funds                21,853,834

                 Save as set out above or (in the case of David Fletcher) pursuant to the Exchange Agreement, none of the directors of SFG has any interest in any shares or debentures of SFG or Atchison, being interests which, in the case of SFG, are required to be entered in the register kept by SFG under section 325 of the Companies Act 1985 or, in the case of Atchison, would be required to be so entered if the director were a director of Atchison.

            (b) Save as set out in paragraphs 4, 5 and 6 below, none of the directors of SFG has any material interest in any contract entered into by Atchison or in any contract entered into by any member of the SFG Group.

            (c) On 6th April 1998, S M Wallis was allotted 1,863,990 SFG Ordinary Shares at par upon the exercise of an option granted pursuant to an agreement dated 1 May 1996. There have been no other dealings in the shares or debentures of SFG during the period of 12 months immediately preceding the date of the Offer by any person who was a director of SFG at any time during that period.

     (ii)   ATCHISON

            (a) Save pursuant to the Exchange Agreement, no shares in the capital of SFG or any debentures of SFG or any warrants to subscribe for such shares or debentures, or any option to acquire or dispose of such shares or debentures (or an option so to do), or any certificates or other instruments which confer property rights in respect of such shares or debentures or any right to acquire, dispose of, underwrite or convert such shares or debentures or any right (other than an option) to acquire such shares or debentures otherwise than by subscription are held by or on behalf of Atchison.

            (b) Save for the Exchange Agreement, there exists no agreement or arrangement between Atchison or any person with whom Atchison has an agreement of the kind described in section 204 of the Companies Act 1985 and any director or shareholder of SFG or any person who has been such a director or shareholder at any time during the period of 12 months immediately preceding the date of the Offer, being an agreement or arrangement which is connected with or dependent on the Offer.

            (c) There is no agreement or arrangement by which any shares or debentures acquired by Atchison in pursuance of the Offer will or may be transferred to any other person.

            (d) There have been no dealings in the shares or debentures of Atchison during the period of 12 months immediately preceding the date of the Offer by any person who was a director of Atchison at any time during that period.

            (e) There are no service contracts between Atchison and its directors which have or are capable of having a duration of more than one year.

3    MISCELLANEOUS

     (i) If it becomes entitled so to do, Atchison intends to acquire the shares of any dissenting minority of SFG Shareholders under the compulsory acquisition procedures in part XIIIA of the Companies Act 1985.

     (ii) Upon the Offer becoming or being declared unconditional in all respects all of the existing members of the Board of SFG, save for David Fletcher, will resign. It is estimated that the aggregate amount which will be payable in respect of severance payments to resigning members of the SFG Board will be approximately L220,000. David Fletcher is to receive a bonus of L150,000 (including employer's national insurance).

     (iii) Save as detailed in paragraph (ii) above it is not proposed, in connection with the Offer, that any payment or other benefit be made or given to any director or former director of SFG in connection with or as compensation or consideration for his ceasing to be a director or to hold any office held in conjunction with a directorship or, in the case of a former director, to hold any office which he held in conjunction with his former directorship and which he continued to hold after ceasing to be a director. The acquisition of the SFG Ordinary Shares to which the Offer relates is not conditional upon the SFG Shareholders approving or consenting to, any such payment or benefit being made or given.

     (iv) Atchison has no reason to believe that there has been any material change in the financial position or prospects of SFG since 31 March 1997 other than that referred to in the Additional Information section of the SFG Chairman's letter on page 6 of this document.

4    SUMMARY OF THE EXCHANGE AGREEMENT

     Under the Exchange Agreement, David Fletcher and certain senior managers of the SFG Group (the "Managers") and members of their families have agreed to sell a proportion of their holdings of SFG Ordinary Shares (representing, in aggregate, 1.64 per cent of the issued share capital of SFG) in return for, first, the issue to them of new ordinary shares in Atchison, representing, in aggregate, approximately 5 per cent of the issued share capital of Atchison following the Offer and, second, a cash payment equal to the Additional Consideration per SFG Ordinary Share which is paid to SFG Shareholders under the Offer. Upon completion of the Exchange Agreement, David Fletcher, will hold 3% of Atchison's issued share capital.

     The Exchange Agreement contains certain warranties on the part of the Managers and their families and Atchison.

     The Exchange Agreement is conditional upon the Offer becoming or being declared unconditional in all respects on or before 30 April 1998 and Atchison having been registered as the holder of at least 50 per cent of the SFG Ordinary Shares. The Exchange Agreement will be completed as soon as these conditions are satisfied. If the conditions are not satisfied on or before 30 April 1998 the Exchange Agreement will cease to be of effect.

     Each of the Managers will be granted an option to acquire at nominal value further shares in Atchison up to the number of shares issued to them and their families in return for their SFG Ordinary Shares. The option is generally exercisable as to one fifth at the end of each of years one to five from the date of completion of the Exchange Agreement, provided that at the relevant time the relevant Manager continues to be employed by Atchison. The option is exercisable earlier upon the sale or flotation of Atchison or SFG.

     Between the fifth and tenth anniversary of completion of the Exchange Agreement the Managers and their families will have the option to exchange all of their Atchison shares (including those issued pursuant to the options) for shares in Atchison Casting Corporation having a net asset value (determined by reference to the most recent management accounts of Atchison Casting Corporation) equal to 85% of the net asset value of the Atchison shares exchanged.

5    SUMMARY OF THE DEED OF WARRANTY AND UNDERTAKING

     Under the Deed of Warranty and Undertaking David Fletcher, Malcolm Brand and Phillip Wright (the "Covenantors") have irrevocably undertaken to accept the Offer and have given certain further undertakings regarding the operation of the business of the SFG Group pending the Offer becoming or being declared unconditional in all respects. In addition, the Covenantors have agreed to give certain warranties (subject to agreed limitations on the amounts which may be claimed under those warranties and the time period in which claims may be brought) to Atchison regarding the business and assets of the SFG Group and a deed of covenant (subject to similar limitations) regarding taxation which may be payable by the SFG Group in respect of periods prior to the Offer becoming so unconditional.

     Malcolm Brand and Phillip Wright have also given covenants under which they agree not to be involved in any business competing with that of the SFG Group until 31 December 1998.

     Atchison has agreed that the Committee will have absolute authority to negotiate and finalise the Completion Accounts on behalf of the SFG Group and recover the Aerospace Additional Payment (including authority to litigate).

     The Deed of Warranty and Undertaking will cease to be of effect if the Offer lapses or is withdrawn.

6    SUMMARY OF AEROSPACE AGREEMENT

     Under the Aerospace Agreement, SFL agreed to sell the entire issued share capitals of Forgemasters Inc, Jessop Saville Limited, SMP Metals Inc and Special Melted Products Limited for an initial consideration of L67.5 million plus the Aerospace Additional Payment (which includes a L3 million retention from the initial payment of L67.5 million). David Fletcher, Malcolm Brand and Phillip Wright gave certain warranties (subject to agreed limitations on the amounts which may be claimed under those warranties and the time period in which claims may be brought) to the other parties to such agreement regarding the business and assets of the companies sold and those of CTS sold under the CTS Agreement. They also gave a deed of covenant (subject to similar limitations) regarding taxation which may be payable by the companies sold in respect of the periods prior to completion of the agreement.

     Malcolm Brand and Phillip Wright also gave covenants under which they agreed not to be involved in any business competing with the businesses of the companies sold or the businesses of CTS until 31 December 1998.

7    DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents may be inspected, free of charge, at the offices of Dibb Lupton Alsop, Fountain Precinct, Balm Green, Sheffield, S1 1RZ during normal office hours, for so long as the Offer remains capable of acceptance:

     (i) the memorandum and articles of association of SFG and of Atchison;

     (ii) the audited accounts of SFG in respect of the financial year ended on 31 March 1997;

     (iii) the existing service contracts between SFG and its directors which have or are capable of having a duration of more than one year;

     (iv)   the letter from  SG Hambros referred to on page 11 above;

     (v) a letter from SG Hambros consenting to the inclusion of references to it and to the advice attributed to it in this document in the form and context in which they appear; and

     (vi) the Aerospace Agreement, the Exchange Agreement and the Deed of Warranty and Undertaking, being all material contracts of SFG and Atchison (not in either case, being contracts which were entered into in the ordinary course of business) entered into during the last two years.

                                 DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"AEROSPACE AGREEMENT" means the agreement dated 6 February 1998 between (1) SFL, (2) P M Wright, M A Brand and D Fletcher, (3) Teledyne Holdings Limited,
(4) Teledyne Industries Inc and (5) Allegheny Teledyne Incorporated for the sale and purchase of the share capitals of Forgemasters Inc, Jessop Saville Limited, SMP Metals Inc and Special Melted Products Limited;

"AEROSPACE ADDITIONAL PAYMENT" means all sums due (if any) to SFL and/or CTS pursuant to clause 3 of the Aerospace Agreement and/or clause 4 of the CTS Agreement LESS all sums due (if any) from SFL and/or CTS pursuant to clause 3 of the Aerospace Agreement and/or clause 4 of the CTS Agreement;

"AEROSPACE TRANSACTION" means the sale of the entire issued share capital of Special Melted Products Limited and Jessop Saville Limited to Teledyne Holdings Limited, the sale of the entire issued share capital of Forgemasters Inc. and SMP Metals Inc. to Teledyne Industries Incorporated pursuant to the Aerospace Agreement and the sale by CTS of its business and assets to Teledyne Holdings Limited pursuant to the CTS Agreement;

"ATCHISON" means Atchison Casting UK Ltd, a company incorporated in England and a wholly owned subsidiary of Atchison Casting Corporation, a company governed by the laws of the state of Kansas, United States of America;

"ATCHISON GROUP" means Atchison Casting Corporation and its subsidiaries, including Atchison;

"COMMITTEE" means a committee comprising three representatives of the SFG Shareholders constituted by and acting in accordance with the provisions of clause A9 of the Deed of Warranty and Undertaking and the provisions of paragraph 11 of Appendix I to this document;

"COMPLETION ACCOUNTS" means the accounts to be drawn up in accordance with the provisions of the Aerospace Agreement and the CTS Agreement;

"CTS" means Forgemasters Realisations (1998) Limited (formerly known as Commercial Testing Services Limited), a company within the SFG Group;

"CTS AGREEMENT" means the agreement dated 6 February 1998 between (1) SFL,
(2) P M Wright, M A Brand and D Fletcher, (3) Teledyne Holdings Limited, (4) Teledyne Industries Inc and (5) Allegheny Teledyne Incorporated relating to the sale and purchase of the business, assets and liabilities of CTS;

"DEED OF WARRANTY AND UNDERTAKING" means an agreement between P M Wright, M A Brand and D Fletcher (1) and Atchison (2) under which, inter alia, P M Wright, M A Brand and D Fletcher have agreed to give certain undertakings relating to their SFG Ordinary Shares and certain warranties relating to the business and assets of the SFG Group;

"EXCHANGE AGREEMENT" means an agreement between D Fletcher and certain other senior managers of the SFG Group and others holding SFG Ordinary Shares, (1) Atchison (2) and Atchison Casting Corporation (3), under which, inter alia, such SFG Ordinary Shareholders have agreed with Atchison, conditionally upon the Offer becoming or being declared unconditional in all respects, to exchange certain SFG Ordinary Shares in return for cash and the issue by Atchison to them of new ordinary shares in Atchison;

"FORM OF ACCEPTANCE" means the form of acceptance and authority accompanying this document;

"LETTER OF CREDIT" means the letter of credit issued by Harris Trust and Savings Bank in Chicago, the United States, to the Security and Payment Agent;

"NATWEST FUNDS" means the beneficial owners of the SFG Ordinary Shares to which the legal title is held by CNW Nominees Limited and NatWest Ventures (Nominees) Limited;

"OFFER" means the offer set out in this document by Atchison to acquire all the SFG Ordinary Shares (other than those which it has contracted to acquire pursuant to the Exchange Agreement);

"SCHRODER FUNDS" means Schroder UK Buyout Fund I and Schroder UK Venture Fund I;

"SECURITY AND PAYMENT AGENT" means DLA Nominees Limited, a company owned and controlled by Dibb Lupton Alsop, solicitors to SFG;

"SFG" means Sheffield Forgemasters Group Limited;

"SFG GROUP" means SFG and its subsidiaries;

"SFG ORDINARY SHARES" means the ordinary shares of one pence each in the issued share capital of SFG;

"SFG SHAREHOLDERS" means the holders of SFG Ordinary Shares (each an "SFG Shareholder");

"SFL" means Sheffield Forgemasters Limited, a company within the SFG Group;
and

"SG HAMBROS" means SG Hambros Corporate Finance Advisory, a division of Societe Generale.